ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

1.1 Date
The following management discussion and analysis (MD&A) for Hard Creek Nickel Corporation (the “Company”) is for the year ending December 31, 2011 and includes information up to March 29, 2012 (the “Report Date”). The MD&A should be read in conjunction with the Company’s audited financial statements and related notes to the financial statements for the period ended December 31, 2011. All amounts are expressed in Canadian dollars unless otherwise stated.

Forward-Looking Statements And Risks Notice
This Management’s Discussion and Analysis is a review of the Company’s operations and financial position as at and for the year ended December 31, 2011, and plans for the future based on facts and circumstances as of March 15, 2012. Except for statements of historical fact relating to the Company, including our 100% interest in the Turnagain Property, certain information contained herein constitutes forward-looking statements. When we discuss: mine plans; our costs and timing of current and proposed exploration; development; production and marketing; capital expenditures; cash flow; working capital requirements; and the requirement for additional capital; operations; revenue; margins and earnings; future prices of nickel and cobalt; foreign currency exchange rates; future accounting changes; or other things that have not yet happened in this review we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this review as forward-looking information. The forward-looking information in this review typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, estimate, budget, scheduled, believe, may, could, would, might, and will. We can give no assurance that the forward-looking information will prove to be accurate. It is based on a number of assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s operations, no material adverse change in the market price of commodities and exchange rates and such other assumptions and factors as set out herein. It is also subject to risks associated with our business, including but not limited to: risks inherent in the mining and metals business; commodity price fluctuations and hedging; competition for mining properties; sale of products and future market access; mineral reserves and recovery estimates; currency fluctuations; interest rate risk; financing risk; environmental risk; legal proceedings; and other risks that are set out in our annual information form and below. If our assumptions prove to be incorrect or risks materialize, our actual results and events may vary materially from what we currently expect as set out in this review. We recommend that you review our annual information form and this Management’s Discussion and Analysis, which include a discussion of material risks that could cause actual results to differ materially from our current expectations. Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

1.2 Overall Performance
The Company has a 100% interest in the Turnagain Nickel property located in the Liard Mining Division in northern British Columbia, approximately 70 km east of Dease Lake. The 65 claims that comprise the Turnagain property are contiguous, and as of the date of this report, cover an area of approximately 33,220 hectares. All of the property claims have had assessment work applied to them to keep them in good standing until at least Sep. 20, 2018.

During the year ended December 31, 2011, the Company focused on metallurgical testwork designed to test the potential for a marketable nickel concentrate to be produced. Initial results from the nickel concept testwork have been encouraging (see news releases dated November 1, 2010, January 5, 2011, February 9, 2011 and March 16, 2011). The newly developed metallurgical regime is capable of producing smelter quality concentrate with nickel grades above 15% and MgO grades below 8% while maintaining nickel recoveries similar to previous recoveries with standard equipment and reagents. To determine the effect this will have across the complete deposit, additional variability testwork has been started with the first phase of this work completed. Several larger scale locked cycle tests were also completed.

In January 2011, the Company contracted Quantitative Group Pty Limited to complete a review of the geological and metallurgical factors controlling metallurgical recoveries for the Turnagain deposit and provide recommendations for the development of a geometallurgical model. The report has been received and steps have been initiated to follow their recommendations.

In June 2011, the Company contracted Frontier Geosciences Inc to complete a 1.5 x 2.8 km ground magnetic survey over the “DJ-DB” area of the Turnagain ultramafic. The survey is intended to assist in identifying potential platinum and palladium mineralization controlling structures in the area. The field work has been completed with the report received in August 2011.

In October 2011, the Company released the results of a new Preliminary Economic Assessment (PEA) of its Turnagain Nickel Project. In a fundamental shift from the previous PEA released in 2010, the project will now produce nickel concentrate for sale rather than building an on-site refinery.

The study, authored by AMC Mining Consultants (Canada) Ltd., recommends the project be built as an open pit mine and mill processing 43,400 tonnes per day (tpd) for the first five years producing 52.72 million pounds of nickel and 2.82 million pounds of cobalt in concentrate annually. This is followed by an expansion to 84,600 tpd for the next sixteen years producing 97.87 million pounds of nickel and 5.36 million pounds of cobalt in concentrate annually.

A focused metallurgical program, initiated in 2010, dramatically improved the metallurgy of the project resulting in the ability to produce a saleable 18% nickel concentrate using a simple flow sheet and readily available reagents. This allows the project to move forward without the higher technical risk and larger capital previously required for the construction of a refinery at site. The recent approval of the construction of the Northwest Transmission Line from Terrace to Bob Quinn has facilitated the supply of reliable and competitively priced electrical power within 245 kms of the Turnagain Project. Imperial Metals anticipates being able to connect their Red Chris Project to the Northwest Transmission Line at the Bob Quinn hydro station by early 2014. This is the same time as the completion of the line to Bob Quinn is expected. The completion of the Red Chris section will bring electrical power with 150kms of the Turnagain Project. Provincial and Federal environmental approvals for the Red Chris project have been received and Mine Act permitting through the Northwest Mine Development Review Committee is underway.

KEY DATA FROM THE OCTOBER 2011 PEA

Initial Capital Investment		US $1,357 million
Expansion Capital in Year 5		US $492 million
Payback period*		7.3 years
Mill operation		27.2 years

IRR pre-tax* (100% equity)		15.9%
IRR after-tax* (100% equity)		13.5%

NPV pre-tax* (8% discount)		US $1,295 million
NPV after-tax* (8% discount)		US $724 million

Mill throughput	Year 1-5	43,400 tonnes per day
	Year 6-21	84,600 tonnes per day

Mill feed grade	Year 1-5	0.261% Ni, 0.014% Co
	Year 6-21	0.246% Ni, 0.013% Co

Pit Resource	Measured	206 million tonnes, 0.231% Ni, 0.014% Co
	Indicated	356 million tonnes, 0.226% Ni, 0.013% Co
	Inferred	201 million tonnes, 0.235% Ni, 0.013% Co

* Based on:	Nickel Price: US $8.50 per lb.
Cobalt Price: US $14.00 per lb.
Exchange Rate: 0.95 US$/CAN$

This PEA includes the use of inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. The study is preliminary in nature and there is no assurance the mining, metal production, or cash flow scenarios outlined in this report would ever be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

FINANCIAL VALUATION

The PEA indicates the economic returns from the project justify further development of the Turnagain project and recommendations have been made to HNC to proceed to pre-feasibility level.

The financial results of the assessment (“Base Case”) were developed using commodity prices of US $8.50/lb. of nickel and US $14.00/lb. of cobalt, an exchange rate of 0.95 US$/CAN$ and a discount rate of 8.0% . The nickel price was considered reasonable given the spot price of nickel on October 14, 2011 was US $8.63/lb. , the LME three-year historical rolling average prices as of the end of September 2011 is US $8.70/lb. , and our metal market analyst projects a long term price of US $9.50/lb.

The Base Case with +/- nickel price scenario is presented as follows:

	-	Base Case	+

Nickel (US$/lb)	7.50	8.50	9.50
Exchange Rate (US$/CAN$)	0.90	0.95	1.00

Pre-Tax
IRR (100% equity)	13.2%	15.9%	18.34%
NPV ( 5% discount, US$ million)	1,628	2,383	3,138
( 8% discount, US$ million)	777	1,295	1,807
(10% discount, US$ million)	405	813	1,220

After-Tax
IRR (100% equity)	11.2%	13.5%	15.6%
NPV ( 5% discount, US$ million)	1,001	1,490	1,978
( 8% discount, US$ million)	388	724	1,059
(10% discount, US$ million)	122	390	654

Payback Period (years)	8.3	7.34	6.8

Smelter Netback (%)	70.3	72.4	74.1

Net Smelter Return (US$/t milled)
Years 1-5	18.59	21.59	24.59
Years 6-21	17.36	20.18	22.99
LOM	15.89	18.46	21.03

Nickel C1* Cash Cost (US$/lb)
Years 1-5	4.09	4.23	4.38
Years 6-21	4.05	4.20	4.35
LOM	4.11	4.26	4.41

* The C1 operating cost is defined as the cash cost incurred at each processing stage, from mining through to payable nickel metal delivered to market, net of by-product credits (cobalt).

CAPITAL AND OPERATING COSTS

The total initial capital investment in the project is estimated to be US $1.32 billion, which represents the total direct and indirect costs, including associated infrastructure, power transmission line, and contingencies. The Base Case presented in the PEA is designed for increased production in year six which requires expansion in year five. The following table shows the initial and expansion capital distributed between the various project components.

(US $millions)	Initial	Expansion	Total LOM
		(Year 5)

Mine	244	68	406
Processing	986	406	1,392
Other & Sustaining	95	18	478
Working Capital	32	0	32
Total Capital	$1,357	$492	$2,308

The mine site operating costs are presented below for the initial five years, after expansion (from Year 6 to 21) and the life of mine (“LOM”) as US$/tonne ore.

	(US$/tonne ore)
	Year 1-5	Year 6-21	LOM

Mining	3.11	3.11	2.52
Processing (incl. Tailings)	4.69	4.38	4.44
General and Administration	0.57	0.29	0.33
Total Operating Cost	$8.37	$7.78	$7.29

MINERAL RESOURCES

The total estimated resource for the Turnagain Project, at a 0.1% Ni cut-off, is as follows:

Measured :	227,379000 tonnes @ 0.22% Ni and 0.014% Co
Indicated :	638,103,000 tonnes @ 0.21% Ni and 0.013% Co
Inferred :	976,295,000 tonnes @ 0.20% Ni and 0.013% Co

The plan provided in the PEA limits the pit mining to 21 years with milling of the stockpiles for several additional years for a total mine life of 27.2 years. The PEA base case in-pit mined resource consist of 206 million tonnes of measured resource at 0.231% Ni, 0.014% Co, 356 million tonnes of indicated resource at 0.226% Ni, 0.013% Co,and 201 million tonnes of inferred resource at 0.235% Ni, 0.013% Co.

Additional in-pit resource potential exists beyond the PEA base case limits consisting of 21 million tonnes of measured resource at 0.196% Ni and 0.012% Co, 117 million tonnes of indicated resource at 0.195% Ni and 0.012% Co and 361 million tonnes of inferred resource at 0.214% Ni and 0.012% Co.

DEVELOPMENT PLAN

The PEA evaluates the development of the Turnagain deposit by conventional open-pit methods with trucks and shovels. The deposit will be mined in phases. An elevated cut-off Net Smelter Return (“NSR”) will be employed in the initial production years to enhance the economics of the project. Low NSR grade material below the initial cut-off will be sent to low grade stockpiles and later blended with “run of mine” feed or processed near the end of mine life. Ore will be processed using a conventional concentrator to produce nickel-cobalt concentrate.

Key metrics for mining and processing are shown below:

	Year 1-5	Year 6-21	Total LOM

Strip Ratio	0.74	0.83	0.82

Annual Throughput (Mtonnes)	15.8	31.3	28.1

Annual Mill Feed Grade
Nickel (%)	0.261	0.246	0.230
Cobalt (%)	0.014	0.013	0.013

Annual Recoveries
Nickel (%)	58.0	57.7	56.4
Cobalt (%)	58.0	57.7	56.4

Annual Metal Production
Nickel (lbs x 1000)	52,717	97,871
Cobalt (lbs x 1000)	2,822	5,363

Concentrate Production
Ni (%)	18.0	18.0
Co (%)	0.96	0.99
Dry (tonnes)	132,846	246,663

Metal Production (lbs x 1000)
Nickel (lbs x 1000)			2,181,552
Cobalt (lbs x 1000)			123,181

Total Concentrate Production (Dry tonnes)			5,497,474

OPPORTUNITIES

The economics of the PEA do not take into account opportunities for future improvement based on:

Varying the mill throughput. Two scenarios were reviewed in addition to the Base Case presented. They include Scenario 1 with no increased throughput in Year 6 and Scenario 2 starting with increased throughput in Year 1. The comparisons of the scenarios with the Base Case is shown in the table below

FINANCIAL COMPARISON OF SCENARIOS

	Initial capital	Pretax PV8		Pretax	Payback	LOM
	(Billion $US)	(Billion $US)	IRR	(yr)	(yr)
Base Case	1.36	1.29		15.9%	7.34	27.2
Scenario 1	1.20	0.73		13.5%	6.9	49.5
Scenario 2	1.84	1.57		17.7%	5.1	24.7

Base Case includes US $492 million additional capital in Year 5 for expansion in Year 6
Scenario 1 at constant 15.9 Mtpa
Scenario 2 at constant 31.3 Mtpa
Scenarios 1 and 2 are estimates (not developed to same level of accuracy as the Base Case)

Other opportunities include:

  Potential for payable platinum and palladium in the concentrate
  Improved metallurgical performance
  Increased mine life with existing defined resource and Hatzl area resource
  Optimization of tailings storage facility construction
  Additional resource potential for both nickel/cobalt and platinum/palladium within the Turnagain ultramafic complex
  Third party ownership/operation of the transmission line
  Financing of the proposed interconnection fee tariffs over five years
  Shared access development cost

The Company also has a 100% interest in several other mineral properties in British Columbia including the Eagle Lime, Wheaton Lime, Sawtooth, Sabu, Plateau, Victor, Hoo Doo, Ringo, West Tuya, Tuya North, and Nickel Valley properties.

In October 2010, the Company acquired by staking, the Eagle Lime property, consisting of a single claim. The property is located west of the Turnagain property and covers part of the older Lime 2 claim previously owned by the Company. There was no work completed on this property during 2011 (2010 - $Nil). The claim is in good standing until October 2, 2012.

In July 2009, the Company acquired, by staking, the Dease Lime property, consisting of three claims, located 15 km east of the town of Dease Lake. There was no work completed on this property during 2011 (2010 - $Nil). These claims were in good standing until March 1, 2012 and were not renewed on due date

In November 2009, the Company acquired, by map staking, the Wheaton Lime property, consisting of four claims, located 22 km southwest of the Turnagain property. There was no work completed on this property during 2011 (2010 - $Nil). These claims are in good standing until at least October 1, 2012.

In October 2011, the Company acquired, by map staking, the Sawtooth and Sabu properties, located 120 km northeast of Smithers, British Columbia. During the year ended December 31, 2011, the Company spent $1,503 (2010 - $Nil).

In May 2011, the Company acquired, by staking, the Lenore property, consisting of a single claim, located 30 km south of the town of Dease Lake. Preliminary reconnaissance prospecting was carried out in July on this property, during the year ended December 31, 2011 the Company spent $171 (2010 - $Nil).

In February and March 2012, the Company acquired, by map staking, several other properties in northern British Columbia including the Plateau (28 units covering 10,374 ha), Victor (7 units covering 2,608 ha), Hoo Doo (1 unit covering 195 ha), Ringo (2 units covering 626 ha), West Tuya (20 units covering 7,740 ha), Tuya North (5 units covering 1,753 ha) and the Nickel Valley (5 units covering 1476 ha). The initial field assessment of these properties will be carried out during the 2012 field season.

The Company relies on equity financings to fund its operations. During fiscal 2011, the Company issued an aggregate of 785,108 common shares through share purchase warrant exercises for net cash proceeds of $310,333. At December 31, 2011, the Company’s working capital was $57,007.

1.3 Selected Annual Information

	Dec 31 2009 CDN GAAP	Dec 31 2010 IFRS	Dec 31 2011 IFRS
Total Revenues	0	0	0
Income (Loss)[1] before other income & taxes	(1,238,438)	(1,417,602)	(1,630,631)
Net Income (Loss)	(1,477,538)[2]	(1,220,100)[3]	(1,630,653)[4]
Net Income (Loss) per share	($0.02)	($0.02)	($0.02)
Total Assets	30,920,228	34,042,450	33,254,766
Total Liabilities	1,104,730	728,907	636,628
Resource Properties written-down or written off in year	6,527	-	-

___________________________
1 The Company is an exploration company, and unless otherwise noted, the Loss for the year represents the general and administrative expenses, which include the estimated fair value of the stock options granted by the Company.
2 The Net loss in 2009 differs from the Loss due to a future income tax recovery and interest income.
3 The Net loss in 2010 differs from the Loss due to a write-down of equipment, future income tax recovery and interest income.
4 The Net loss in 2011 differs from the Loss due to a deferred income tax expense and interest income.

1.4 Results from Operations

General and Administrative - During fiscal 2011, the Company incurred a net loss of $1,630,653 ($0.02 per share) compared to a net loss of $1,220,100 ($0.02 per share) in fiscal 2010. The administrative expenses for 2011 were $1,648,655, up from $1,464,046 in the prior year. Total administrative expenses includes two non-cash expenses, the first non-cash expense is amortization which charges the cost of equipment against earnings over its useful life, these amounts were $12,521 and $13,725 in 2011 and 2010, respectively. The second non-cash expense is stock-based remuneration to recognize the fair value of stock options granted and vested; these amounts were $531,004 and $365,144 in 2011 and 2010, respectively. Excluding these items, the 2011 administrative expenses were $1,105,130, up from $1,085,177 in 2010. Consulting expenses in 2011 were $16,500 (2010: $750), an increase of $15,750 primarily from corporate and translation services provided in Germany. Investor relations expenses in 2011 were $265,147 (2010: $230,011), an increase of $35,136 or 15% due primarily from the participation in a one year contract with a business television program designed to provide exposure of the Company’s Turnagain project. Legal and audit expenses in 2011 were $61,404 (2010: $86,598), a decrease of $25,194 or 29% primarily from the reduction in legal costs incurred for the Notice of Objection appeal filed against the Canada Revenue Agency regarding the provincial refundable mining tax credit dispute as well as the reduction in costs incurred for First Nations affairs. Salaries and benefits in 2011 were $9,410 (2010: $17,250), a decrease of $7,840 or 45% as a result of reduced administrative support. In general, there were no other areas with significant increases or decreases compared to the previous year. Office and general expenses were up 5%, travel and promotion expenses were down 5% and management fees were down 2%. Excluding amortization and stock based compensation, the total general and administrative expenses for the year were approximately $92,000 per month compared to $91,000 per month in 2010. During 2011, the Company earned $18,024 from interest income (2010: $51,175), a decrease of $33,151 or 65% primarily from interest received in 2010 from the Canada Revenue Agency for the British Columbia Mining Exploration Tax Credit refund of $1,159,383 for taxation years 2002 - 2008. The Company had deferred income tax expense of $22 for 2011 compared to deferred income tax recovery of $197,502 in 2010, a difference of $197,524 primarily from the expected recovery of income taxes from the 2011 net loss before income taxes of $1,630,631 and expired non capital losses.

Exploration - During the year ended December 31, 2011, the Company incurred deferred exploration costs of $2,025,652 on the Turnagain property (2010: $1,952,837). This $72,815 increase in deferred exploration costs was primarily the result of the Company's focus on the geological and mineralization model refinement and metallurgical testwork and updating the AMC Mining Consultants (Canada) Ltd PEA which was released in October 2011.

1.5 Summary of Quarterly Results - see attached table on page 14.

1.6 Liquidity and 1.7 Capital Resources

At December 31, 2011, the Company had working capital of $57,007 compared to working capital of $3,042,602 as at December 31, 2010. Accounts payable and accrued liabilities at December 31, 2011 were $254,282. The Company’s budget for administrative and technical support for the fiscal year ending December 31, 2012 is approximately $1.75 million, as of the date of this report, the Company needs to raise an additional $1 million in order to meet their budgeted expenditures.

1.8 Off Balance sheet arrangements – N/A

1.9 Transactions with Related Parties

During the fiscal year ended December 31, 2011, the Company incurred and paid $1,092,134 in salaries, fees, and stock option awards with directors, officers, senior executives or companies controlled by them. Excluding stock-based compensation, the amount for 2011 was $564,050 as compared to $489,500 the prior year, an increase of $74,550 or 15%. An aggregate of $276,050 in deferred exploration expenses relates to amounts paid to one senior executive and two directors of the Company for project management, infrastructure and socio-economic project development, mine development and metallurgical consulting for the Turnagain property. These services were billed to the Company at standard industry rates. Management fees aggregating $264,000 were paid during the year to the President, Chief Financial Officer and the Corporate Secretary, a decrease of $6,000 or 2% over the same period of 2010. During the year ended December 31, 2011, the Company incurred $24,000 in director fees which was the same amount charged for the year ended December 31, 2010.

1.10 Fourth Quarter

Excluding adjustments for mining tax credits of $129,058 and federal non-refundable tax credits of $22,430, deferred exploration costs for the fourth quarter were $433,297, down from the $633,501 expended in the third quarter of 2011, and down from the $520,184 expended in the fourth quarter of 2010. Major components of the 2011 fourth quarter deferred exploration costs included geological services of $309,331 and metallurgy costs of $88,247.

Excluding amortization and stock based compensation, there were $303,890 of administrative expenses during the fourth quarter of 2011; these expenses were up $105,728 from $198,162 expended in the third quarter of 2011 and down from the $307,024 expended in the fourth quarter of 2010. The increase over the third quarter of 2011 is primarily from increased investor relation expenses of $43,766, accrued audit expense of $36,000 and travel and promotion expenses of $21,740.

1.11 Proposed Transactions - N/A

1.12 Critical Accounting Estimates

As at December 31, 2011, the Company’s financial statements reflect “Exploration and evaluation assets” with a balance of $32,144,174. The recoverability of this amount is dependent upon the discovery of economically recoverable reserves, and the ability to attain future profitable production from those reserves, or from their successful disposition. The Company has not determined if its properties contain ore reserves that are economically recoverable.

1.13 Changes in Accounting Policies Including Initial Adoption

Adoption of International Financial Reporting Standards

On February 13, 2008, the Canadian Accounting Standards Board confirmed that International Financial Reporting Standards (“IFRS”) will replace Canada’s current generally accepted accounting principles (“GAAP”) for publicly accountable profit-orientated enterprises for interim and annual financial statements effective January 1, 2011. These are the Company’s first set of annual financial statements prepared in accordance with IFRS. The disclosures concerning the transition from pre-changeover Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) to IFRS are provided in Note 13 of the Company's audited financial statements for the year ending December 31, 2011.

Accounting standards issued but not yet effective:

Amendments to IFRS 7 “Financial Instruments: Disclosures”

This amendment increases the disclosure required regarding the transfer of financial assets, especially if there is a disproportionate amount of transfer transactions that take place around the end of a reporting period. This amendment is effective for annual periods beginning on or after July 1, 2011

New standard IFRS 9 “Financial Instruments”

This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. This new standard is effective for annual periods beginning on or after January 1, 2013.

New standard IFRS 10 “Consolidated Financial Statements” and IFRS 12 “Disclosure of Interests in Other Entities”

These new standards are replacements of IAS 27 “Consolidated and Separate Financial Statements” and SIC -12 “Consolidation – Special Purpose Entities”. These new standards are effective for annual periods beginning on or after January 1, 2013.

The Company has not early adopted these revised standards and is currently assessing the impact that these standards will have on the consolidated financial statements.

1.14 Financial Instruments and other Instruments

The Company is exposed in varying degrees to a variety of financial instrument related risks as follows.

Credit Risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with a major bank in Canada. As all of the Company’s cash and cash equivalents are held by one bank in Canada, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company is not exposed to credit risk on mineral tax credit receivable, as these are due from the Government of Canada.

Significant areas requiring the use of management estimates include the determination of qualifying expenditures for refundable and non-refundable mining tax credits and the timing of receipt of refundable mining tax credits. Changes in interpretation of the relevant legislation and rules governing these mining tax credits may result in adjustments to the credits recorded in the statements as well as the timing of receipt of these mining tax credits.

Currency Risk
The Company mainly operates in Canada and is therefore not exposed to significant foreign exchange risk arising from transactions denominated in a foreign currency.

Liquidity Risk
Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and banking facilities.

Market Risk
Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net earnings or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

Foreign currency exchange rate risk and commodity price risk
Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Commodity price risk is the risk that market values and future incomes will fluctuate because of changes in commodity prices. The Company does not have any direct exposure to foreign currency exchange rate risk or commodity price risk. The Company had no forward exchange rate contracts or commodity price contracts in place as at or during the years ended December 31, 2011 and 2010.

Interest rate risk
Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. As at December 31, 2011 and 2010, the Company did not have any significant interest rate risk.

The Company had no interest rate swap or financial contracts in place as at December 31, 2011 and 2010.

1.15 Other Capital Management

The Company identifies capital as share capital, cash and cash equivalents and receivables that are expected to be realized in cash. The Company raises capital through private and public share offerings and related party loans and advances. Capital is managed in a manner consistent with the risk criteria and policies provided by the board of directors and followed by management. All sources of financing and major expenditures are analyzed by management and approved by the board of directors.

The Company’s primary objectives when managing capital is to safeguard and maintain the Company’s financial resources for continued operations and to fund expenditure programs to further advance mineral property interests

The Company is meeting its objective of managing capital through detailed review and due diligence on all potential acquisitions, preparing short-term and long-term cash flow analysis to maintain sufficient resources.

The Company is able to scale its expenditure programs and the use of capital to address market conditions by reducing expenditure and the scope of operations during periods of commodity pricing decline and economic downturn.

There are no externally imposed capital restrictions and no changes in approach.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide assurance that all relevant information is gathered and reported to the senior management, which includes the Company’s President and its Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As of December 31, 2011, the President and the Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, of the Canadian Securities Administrators and have concluded that such disclosure controls and procedures are effective.

Internal Control over Financial Reporting

The Company’s President and the Chief Financial Officer are responsible for establishing and maintaining the Company’s internal controls over financial reporting in accordance with Multilateral Instrument 52-109. These internal controls over financial reporting were effective as at December 31, 2011. There have been no changes in these controls during the fourth quarter of 2011 which have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

(a) additional information on the Company may be found on SEDAR at www.sedar.com, and on the Company’s website at www.HardCreekNickel.com

(b) at December 31, 2011, the Company had 77,330,160 shares issued. The Company had 7,499,500 stock options outstanding, with exercise prices ranging from $0.30 to $2.80, a weighted average exercise price of $0.47 and a weighted average life of 2.91 years. In addition, 5,463,000 warrants were outstanding, with a weighted average exercise price of $0.33 and a weighted average life of 0.97 years.

Summary of Share data at December 31, 2011
		Weighted Average
		Price	Life in Years
Issued shares	77,330,160
Options	7,499,500	$0.47	2.91
Warrants	5,463,000	$0.33	0.97
Fully Diluted	90,292,660

Summary of Share data at March 29, 2012
		Weighted Average
		Price	Life in Years
Issued shares	80,373,493
Options	7,499,500	$0.47	2.70
Warrants	8,556,333	$0.30	1.18
Fully Diluted	96,429,326

1.5 SUMMARY OF QUARTERLY RESULTS

	Q1 2010 CDN GAPP	Q2 2010 CDN GAAP	Q3 2010 CDN GAPP	Q4 2010 CDN GAAP	Q1 2011 IFRS	Q2 2011 IFRS	Q3 2011 IFRS	Q4 2011 IFRS

Total Revenues	0	0	0	0	0	0	0	0
Income (loss)	(264,685)	(430,972)	(259,559)	(462,386)	(623,061)	(544,588)	(192,663)	(270,319)
Net Income (loss)	(264,685)	(430,972)	(259,559)	(264,304)[5]	(623,061)	(544,588)	(192,663)	(270,341)[6]
Basic & diluted earnings (loss) per share	(.00)	(.01)	(.00)	(.01)	(.01)	(.01)	(.00)	(.00)
Exploration and evaluation assets – British Columbia properties	594,242	301,435	536,976	520,184	414,710	545,818	633,501	326,669

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5 The Net Income in the fourth quarter of 2010 reflects a year end adjustment of $198,082 to reflect future income tax recovery.
6 The Net Income in the fourth quarter of 2011 reflects a year end adjustment of $22 to reflect deferred income tax expense.